Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

Article from Reuters Blogs DealZone:

11:31 September 28th, 2009

Xerox-ACS: the backstory

Posted by: Anupreeta Das
Tags: DealZone, ACS, buyouts, cerberus, IT services, outsourcing, private equity, Xerox

Xerox, which said early Monday morning it will buy Affiliated Computer Services for $6.4 billion, has had its eye on the IT services company for at least two years, but talks only began toward the end of the first quarter of 2009, several people familiar with the matter told Dealzone. Blackstone, which advised Xerox, worked with the company on this over the past 18 months, in addition to making the introductions earlier this year, according to one source.

Talks grew hot and heavy over the summer, especially as the credit market conditions improved, a second source said. Xerox has committed financing of $3 billion for this deal, which is being arranged by JPMorgan, so the deal only began to look like a real possibility once the financing side was sorted out.

ACS, which competes with other technology services providers such as Computer Sciences Corp and Accenture, is an attractive company because of its recurring revenue business model. It’s been an especially alluring target for private equity buyers, with Cerberus having offered to buy it for $62 a share in 2007. Cerberus withdrew its offer citing the credit crunch and ACS management’s refusal to engage with them. TPG was also interested in ACS about five years ago, the second source added.

Buyout firms didn’t lose the opportunity to sniff around at ACS this time around either, the sources said, although it’s not clear if the ACS management asked its bankers to run a formal sale auction.

“Every PE firm in the world that could raise the debt was kicking the tires on this one because of the cash,” said the third source.

So after doing the M&A dance for months, why did the companies rush to announce the deal on Yom Kippur, the Jewish holiday? Apparently, word got around on Sunday that Xerox was preparing a significant announcement, and some reporters were tipped off about it, two of the sources told Dealzone. But the board only ended up meeting late at night to approve the deal, and so it was considered “safe” to hold on to the announcement overnight, but not through all of Monday!

Update: From my colleague Franklin Paul, who said Xerox CEO Ursula Burns apologized to the audience on the ACS deal call “for our need to do this announcement on Yom Kippur.” “It was certainly not our intention,” Burns said, but they wanted to seal the deal before it began leaking. Certainly they did, given that Xerox has coveted ACS for a long time and probably would have hated to see the deal botched by rumors before the two sides signed on the dotted line.

Forward-Looking Statements

This document contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially.  These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of the Company will not be successful; the risk that we will not realize all of the anticipated benefits from our transaction with Xerox; the risk that customer retention and revenue expansion goals for the Xerox transaction will not be met and that disruptions from the Xerox transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the Xerox transaction) and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2009 Annual Report on Form 10-K and Xerox’s 2008 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

The proposed merger transaction involving the Company and Xerox will be submitted to the respective stockholders of the Company and Xerox for their consideration.  In connection with the proposed merger, the Company will file a joint proxy statement with the SEC (which such joint proxy statement will form a prospectus of a registration statement on Form S-4 that will be filed by Xerox with the SEC).  The Company and Xerox will each mail the joint proxy statement/prospectus to its stockholders.  The Company and Xerox urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about the Company and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from the Company’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

The Company, Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of the Company and Xerox in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of the Company and Xerox in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about the Company’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009.  You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can obtain free copies of these documents from the Company and Xerox websites using the contact information above.